As filed with the Securities and Exchange Commission on December 15, 1999
                                                      Registration No. 333-76103
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                         POST-EFFECTIVE AMENDMENT NO. 1
                                 ON FORM S-3 TO
                       REGISTRATION STATEMENT ON FORM S-1

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                               WAVE SYSTEMS CORP.
             (Exact name of registrant as specified in its charter)

              DELAWARE                                        13-3477246
  (STATE OR OTHER JURISDICTION OF                          (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)                         IDENTIFICATION NO.)

                               480 PLEASANT STREET
                            LEE, MASSACHUSETTS 01238
                                 (413) 243-1600
               (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                 INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL
                               EXECUTIVE OFFICES)
                                  ------------
                                 STEVEN SPRAGUE
                      PRESIDENT AND CHIEF OPERATING OFFICER
                               WAVE SYSTEMS CORP.
                               480 PLEASANT STREET
                            LEE, MASSACHUSETTS 01238
                                 (413) 243-1600
                (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE
               NUMBER, INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                                    COPY TO:
                             NEIL W. TOWNSEND, ESQ.
                                BINGHAM DANA LLP
                                 399 PARK AVENUE
                          NEW YORK, NEW YORK 10022-4689
                                 (212) 318 7700

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: AT SUCH TIME OR TIMES AFTER THE REGISTRATION STATEMENT BECOMES EFFECTIVE AS THE SELLING HOLDERS MAY DETERMINE.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
     If the delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, check the following box. [_]

                                 -------------

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

         Pursuant to Rule 429 under the Securities Act of 1933, as amended ("Rule 429"), this Registration Statement contains a combined prospectus that relates to Registration Statement No. 333-76103 (the "Form S-1"). This Post-Effective Amendment on Form S-3 (the "Form S-3") is being filed pursuant to Rule 401(c) under the Securities Act in order to convert the Form S-1 to Form S-3. The combined prospectus contained in this Form S-3 supersedes that in the Form S-1.

                 SUBJECT TO COMPLETION, DATED DECEMBER 15, 1999

PROSPECTUS

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                                4,738,703 SHARES

                               WAVE SYSTEMS CORP.

                              CLASS A COMMON STOCK

  This prospectus relates to 4,738,703 shares of Class A Common Stock, par value $.01 per share, of Wave Systems Corp. We are registering these shares on behalf of certain stockholders, to be offered and sold by them from time to time. We are not selling any of these shares and will not receive any proceeds from the sale of these shares. Our Class A common stock trades on the Nasdaq National Market under the symbol "WAVX". The last reported sales price of our Stock on December 13, 1999 was $14.00 per share.

                            ------------------------
      INVESTING IN OUR CLASS A COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.
                     SEE "RISK FACTORS" BEGINNING ON PAGE 7

                            ------------------------
     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. IT IS ILLEGAL FOR ANYONE TO TELL YOU OTHERWISE.
                            -------------------------

                The date of this prospectus is December 15, 1999.

         YOU SHOULD RELY ONLY UPON THE INFORMATION CONTAINED IN THIS DOCUMENT OR THAT TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH ADDITIONAL INFORMATION OR INFORMATION THAT IS DIFFERENT. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR AN INVITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO DO SO. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE AS OF ITS DATE, REGARDLESS OF THE TIME OF THE DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF THE CLASS A COMMON STOCK; CHANGES MAY HAVE OCCURRED SINCE.

         We own or have rights to trademarks or tradenames that we use in conjunction with the sale of our products. Embassy(TM), WaveMeter(R), WaveNet(R), Great Stuff Network(TM), Second Shift(TM) (the Wave juggler logo), WaveCommerce(TM), Wave Interactive Network(TM), WINPublish(TM), WINPurchase(TM), CablePC(TM), WaveDirect(TM), MyPublish(TM), CharityWave(TM) and N*Click (TM) are trademarks or registered trademarks used by us. All other trademarks and tradenames referred to in this prospectus are the property of their respective owners.

                               PROSPECTUS SUMMARY

         THE FOLLOWING IS A SUMMARY, AND SHOULD BE READ AS SUCH. THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND FINANCIAL INFORMATION AND STATEMENTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS. YOU SHOULD CAREFULLY CONSIDER THE FACTORS SET FORTH UNDER THE CAPTION "RISK FACTORS".


Our Business... Wave Systems Corp. offers powerful, next-generation solutions for electronic commerce, making the process easier, versatile, and more secure for consumers as well as business-to-business applications. We are involved in the research, development, and market testing of the Wave System, which performs the buying transactions in a range of consumer electronic devices, including computers, personal digital assistants, and interactive televisions, for the use of electronic content and services in a secure, trusted environment. Electronic content and services refers to any data, graphic, software, video or audio sequence that can be digitally transmitted or stored, as well as access to services such as broadcast or telecommunications services. Examples include archived newspaper and magazine articles, on-line books, music selections, clip-art, photographs and video games. Under our model, electronic content and service providers use the Wave System to allow consumers to purchase one-time, multiple or permanent use of their content or service, using a wide range of payment models including rental, pay-for-use, or outright purchase, much like a phone card or a pay-per-view cable system. We believe that the Wave System can fundamentally change today's centralized e-commerce model by creating a de-centralized distribution and security system under which consumers will be able to make individual purchases of images, text, music or video, or make use of software, all from the consumer's computer or other interactive device. This means that content and services can be consumed with more efficient and flexible pricing, broader distribution opportunities, greater protection against unauthorized usage and with better privacy protection of the consumer's sensitive information.


Our Market..... Our long-term strategy is to achieve broad market acceptance of the Wave System as a standard platform for the secure delivery of electronic content and services and to build a network of services for this platform. The growth of e-commerce is creating consumer demand for a powerful merchandising interface at the point of purchase, whether in the office or at home. The business world is creating new customer and supplier value chains which require new approaches to the protection of information and content which flows over public, shared networks. Content providers seek a system that will allow consumers to pay royalties easily and quickly for usage while allowing both customized and broad, inexpensive distribution. Consumers in turn seek enhanced control of their individual privacy and secure storage of sensitive information. Our creation of the trusted client model allows important new approaches to addressing issues regarding the authentication of identities, the protection of content and services, and the distribution of electronic commerce transactions. These three capabilities are key to building a network of end-users and conducting e-commerce transactions.

Our Product.... The Wave System consists of an EMBedded Application Security
                SYstem in consumer devices that provides a core hardware and software foundation for consumers to purchase electronic content and access services on a flexible purchase basis. The EMBASSY platform is a programmable, low cost "system within a system" that can perform independent transactions such as meter pay-per-use of electronic content, store sensitive information such as identities, credit information and account balances, and run secure applications for pay-per-use access to software. The EMBASSY platform is an open model based on security hardware originally designed for use with "smart cards" that can be integrated into personal computers and peripherals, interactive televisions or used as independent components. The WaveMeter application running in the EMBASSY platform allows e-commerce transactions to occur without the expense of a real-time network connection for every transaction. We have started production of a software version of the WaveMeter application that offers many of the features of the hardware version. The WaveMeter server enables electronic content owners to securely sell usage of their intellectual property from a Web site. This secure electronic content delivery service, offered through the WaveMeter server, does not require either the consumer or the publisher to install any additional hardware or software. The EMBASSY securely stores electronic funds and transaction information about the usage of electronic content to be transmitted securely to a WaveNet central transaction processing center periodically. The WaveNet application manages electronic codes for scrambling and unscrambling electronic content, processes credit and usage charges, automatically obtains credit authorization, calculates royalty distributions, and provide user and usage data to electronic content owners. The Wave System is designed to be compatible with existing content delivery systems, such as CD-ROMs and the Internet. Using these Wave-enabled distribution systems, electronic content providers can distribute their products in a secure format and offer them for sale through the EMBASSY platform, which in turn allows consumers to purchase and access the electronic content when desired.


Our Partners..  We are pursuing strategic relationships to build new ways of distributing electronic content and services with electronic content providers, network companies, and hardware manufacturers. We have attracted other companies to port their applications and services to the Wave System and its EMBASSY platform, which we believe will in turn increase the value of the system to other potential partners. During 1998 and 1999, we established relationships with RSA Data Security, NEC Technologies, Pollex Technology, Hewlett-Packard's VerSecure division, Sun Microsystems, SMSC, ITE, IGST, Sarnoff Corp., Hauppauge Computer Systems, Compaq Computer, National Semiconductor, KiSS Nordic, Cyber-COMM, Lego Media and WavePhore. In 1999 and 2000, we hope to expand the number of commitments from hardware manufacturers, including personal computer manufacturers, peripheral companies and other companies involved in e-commerce.

     We are incorporated in Delaware, and we were known previously as Indata Corp. and Cryptologics International, Inc. We changed our name to Wave Systems Corp. in January 1993. Our principal executive offices are located at 480 Pleasant Street, Lee, Massachusetts 01238, and our telephone number is (413) 243-1600.

                                  THE OFFERING

Issuer........................................Wave Systems Corp.

Shares of Class A common stock
  offered by the selling stockholders.........4,738,703

Class A common stock outstanding
  as of November 18, 1999.....................38,309,089

Voting Rights.................................One vote per share

Use of Proceeds...............................Wave will not receive any proceeds from sales made hereunder

Listing.......................................Nasdaq National Market

Trading Symbol................................WAVX

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

STATEMENT OF OPERATIONS DATA:

                                      Nine
                                     Months
                                     Ended                                  Year ended December 31
                                    Sept. 30,     ----------------------------------------------------------------------------
                                      1999            1998            1997            1996            1995            1994
                                      ----            ----            ----            ----            ----            ----
                                  (unaudited)
                                  ------------    ------------    ------------    ------------    ------------    ------------
Revenues                          $     70,229    $     47,681    $     23,659    $      3,220    $       --      $       --
                                                                                                  ------------    ------------
  Cost of Sales                         34,974          37,488          12,947           1,762            --              --
                                  ------------    ------------    ------------    ------------    ------------    ------------
Gross Margin                            35,255          10,193          10,712           1,458            --              --
                                  ------------    ------------    ------------    ------------    ------------    ------------

Operating expenses:                 19,861,738      18,192,378      18,931,418      10,304,874       7,404,920       4,193,649
License Fee                          1,250,000       2,750,000       1,000,000            --              --              --
License Warrant Cost                      --        (1,100,000)           --              --              --              --

Net loss                           (18,907,966)    (16,586,027)    (18,012,635)    (10,126,546)     (6,832,866)     (4,271,501)

Accrued dividends on
 preferred stock (including
 accretion of assured
 incremental yield on preferred
 stock of $0 in 1999, $750,000
 in 1998, $1,673,000 in 1997
 and $670,965 in 1996 and
 $3,093,965 since inception)            13,239         858,863       2,482,982         870,579          40,600          39,484

Net loss to common
 stockholders                      (18,921,205)   $(17,444,890)   $(20,495,617)   $(10,997,125)   $ (6,873,466)   $ (4,310,985)
                                  ============    ============    ============    ============    ============    ============
Weighted average number of
 common shares outstanding
 during the period                  37,489,993      31,580,665      23,224,569      17,237,405      13,794,373      10,503,621
Loss per common share             $       (.50)   $       (.55)   $       (.88)   $       (.64)   $       (.50)   $       (.41)
                                  ============    ============    ============    ============    ============    ============

                                  Period from
                                  February 12,
                                1988 (inception)
                                    through
                                  September 30,
                                      1999

                                      1999
                                      ----
                                   (unaudited)
Revenues                          $    144,789

  Cost of Sales                         87,171
                                  ------------
Gross Margin                            57,618
                                  ------------

Operating expenses:                 88,203,209
License Fee                          5,000,000
License Warrant Cost                (1,100,000)
                                  ------------
Net loss                           (84,122,567)
                                  ------------
Accrued dividends on
 preferred stock (including
 accretion of assured
 incremental yield on preferred
 stock of $0 in 1999, $750,000
 in 1998, $1,673,000 in 1997
 and $670,965 in 1996 and
 $3,093,965 since inception)         4,350,597

Net loss to common
 stockholders                     $(88,473,164)
                                  ============
Weighted average number of
 common shares outstanding
 during the period                  15,304,539
Loss per common share             $      (5.78)
                                  ============

         BALANCE SHEET DATA:                                      September 30, 1999
                                                                      (unaudited)
         Working Capital                                            $   10,447,469

         Total Assets                                               $   16,910,351

         Series A Cumulative Redeemable Preferred Stock             $            0
         Deficit Accumulated During Development                     $  (84,122,567)
         Total Stockholders' Equity                                 $   12,620,007
                                                                    ==============

                                  RISK FACTORS

         WE HAVE A HISTORY OF NET LOSSES AND EXPECT NET LOSSES TO CONTINUE. IF WE CONTINUE TO LOSE MONEY, OUR OPERATIONS WILL NOT BE FINANCIALLY VIABLE.

         We have experienced significant losses and negative cash flow from operations since our inception. We have not realized a net operating profit in any quarter since we began our operations. As of September 30, 1999, we had a deficit accumulated during the development stage of approximately $84 million and working capital of approximately $10 million. Our limited operating history offers little information to serve as a basis for evaluating us and our long-term prospects. You should consider our prospects in light of the risks, expenses and difficulties that companies in their earlier stage of development encounter, particularly companies in new and rapidly evolving markets, such as online commerce.

    To achieve profitability we must, among other things:

o Convince personal computer manufacturers and distributors of movies, games, financial information and other digital data and electronic content over the Internet to modify their offerings to be used with our products and services;

o Convince consumers to choose to order, purchase and accept products using our products and services;

o Assemble and maintain the necessary resources, especially talented software programmers;

o    Develop partnerships to maximize acceptance of our products and services;
     and

o    Raise additional capital if necessary to support our operations.

         If we do not succeed in these objectives, our business likely will be materially and adversely affected. We may never achieve, or be able to sustain, profitability.

         WE MAY NOT BE ABLE TO FUND OUR OPERATIONS.

         Since we began our operations, we have incurred net losses and experienced significant negative cash flow from operations. Based on our current operating plan, we believe we have adequate cash to fund our operations through at least the first quarter of 2000. However, our actual cash requirements may exceed what we have anticipated and we may run out of money. We do not know if additional financing will be available or that, if available, it will be available on favorable terms. If we issue additional shares of our stock, our stockholders' ownership may be diluted, or the shares issued may have rights, preferences or privileges senior to those of our common stock. If we do not have enough money, we may be unable to continue our operations, develop or enhance our products, take advantage of future opportunities or respond to competitive pressures.

         IF WE ARE UNABLE TO DEVELOP A MARKET FOR OUR PRODUCTS AND SERVICES, OUR BUSINESS WILL SUFFER.

         The market for our services is still immature and is evolving rapidly. Our business will suffer if the market does not accept our products and services. Demand for our products and serviced could drop if:

o providers of products or information in electronic form over the Internet or personal computer manufacturers refuse to modify their offerings so that they may be used with our products and service;

o providers of products or information in electronic form over the Internet refuse to change their business model to allow end-users to use our technology;

o    consumers don't choose to use our technology; or

o    competitors develop superior products or services.

         To be successful, we must, among other things, prove that our technology works and complete its development, respond to any competitive developments, continue to attract, retain and motivate qualified personnel, and market our technology effectively. We have only recently begun introducing our technology to the market.

         Our technologies have not been accepted as standards. To be successful, we must obtain widespread acceptance of our technologies, or modify our products and services to meet whatever industry standards ultimately develop. If we fail to do either, our business will suffer.

         An increasing number of market entrants have introduced or are developing competing products and services to for delivering and receiving payment for products or information in electronic form over the Internet. Critical issues concerning the Internet remain unresolved and may limit the growth of this type of commerce. Delays in the deployment of improvements to the infrastructure for Internet access, including higher speed modems and other access devices, also could hinder the development of the Internet.

         For all of these reasons, it remains uncertain whether commerce over the Internet will continue to grow, our technologies will be generally accepted as a standard model of this type of commerce, or a significant market for our products and services will emerge.

         OUR BUSINESS WILL NOT GROW IF WE DO NOT KEEP PACE WITH RAPIDLY CHANGING TECHNOLOGIES.

         Because the market in which we operate is characterized by rapidly changing technology and frequent new product introductions, our success will depend, among other things, upon our ability to improve our products, to develop and introduce new products and services that keep pace with technological developments, to respond to evolving customer requirements and to achieve market acceptance. If we do not identify, develop, manufacture, market and support new products and deploy new services successfully, our business will not grow and our financial results will suffer.

         OUR BUSINESS WILL SUFFER IF OUR TECHNOLOGIES ARE NOT COMPATIBLE WITH POPULAR MODES OF DELIVERY OF PRODUCTS AND INFORMATION IN ELECTRONIC FORM.

         We believe that our system is adaptable to most present modes for the delivery of products and information in electronic form, such as on CD-ROMs, over the Internet and through telecommunications devices. However, these modes of delivery of products and information in electronic form may be replaced by other distribution technologies that are not compatible with our technology.

         The Internet, and online commerce over the Internet, are at an early stage of development and are rapidly evolving. While the Internet is expected to experience substantial growth in the number of users and amount of traffic, Internet infrastructure may not continue to support the increasing demands placed on it by this growth. Break-downs and slow-downs in Internet traffic may slow expansion of its use. Further, the costs of use of the Internet could increase to a degree that reduces its attraction as a platform for electronic commerce.

         Adequate Internet infrastructure and increased online commerce are necessary for us to succeed. If the Internet infrastructure and complementary services are unable to support growth, our business will not grow.

         PROBLEMS RELATING TO SECURITY, SYSTEM DISRUPTIONS AND COMPUTER INFRASTRUCTURE COULD NEGATIVELY AFFECT OUR BUSINESS AND THE BUSINESS OF OUR CUSTOMERS.

         Although we have implemented in our products various security mechanisms, our products and services may nevertheless be vulnerable to break-ins, piracy and similar disruptive problems caused by Internet users. Any of these disruptions would harm our business. Advances in computer capabilities, new discoveries in the field of security, or other developments may result in a compromise or breach of the technology we use to protect products and information in electronic form. Computer break-ins and other disruptions would jeopardize the security of information stored in and transmitted through the computer systems of users of our products, which may result in significant liability to us and may also deter potential customers.

         The security, piracy and privacy concerns of existing and potential customers and electronic content providers, as well as concerns related to computer viruses, may inhibit the growth of the Internet marketplace generally, and our customer base and revenues in particular. A party who is able to circumvent our security measures could misappropriate proprietary electronic content or cause interruptions in our operations and those of our strategic partners. We may be required to expend significant capital and other resources to protect against security breaches or to alleviate problems caused by breaches. Our attempts to implement contracts which limit our liability to our customers, including liability arising from a failure of security features contained in our products and services, may not be enforceable. We currently do not have product liability insurance to protect against these risks.

         COMPETITION COULD REDUCE OUR MARKET SHARE AND HARM OUR BUSINESS.

         Our competitors may be able to develop products and services that are more attractive to customers than our products and services. Many of our competitors and potential competitors have substantially greater financial and technical resources, greater name recognition and more extensive customer bases that could be used to gain market share or product acceptance.

         The Wave System competes with conventional information delivery systems, such as on-line services, subscription services on CD-ROM, and services on the Internet. We are also aware of other metering systems which compete directly with the Wave System, and other current and evolving technologies that provide some of its functionality. The Wave System is subject to competition from producers of hardware-based controllers. We compete with producers of software unlocking systems such as Rainbow Technologies, Inc. and Portland Software. In addition to small companies dedicated to specific solutions, many large information industry players are forming alliances and attempting to take advantage of the information delivery options offered by the Internet. The Wave System also competes with electronic commerce payment technologies developed and offered by IBM infoMarket Service, Broadvision Inc., Connect, Inc., CyberCash, Inc., DigiCash and Open Market, Inc.

         Other companies have developed or are developing technologies that are, or may become, the basis for competitive products in the field of electronic content distribution. Some of those technologies may have an approach or means of processing that is entirely different from ours. Existing or new competitors may develop products that are superior to ours or that otherwise achieve greater market acceptance than ours.

         IF WE DO NOT SUCCESSFULLY DEVELOP AND MAINTAIN OUR RELATIONSHIPS WITH STRATEGIC PARTNERS, OUR REVENUES COULD GROW MORE SLOWLY THAN EXPECTED.

         We depend upon strategic partners in our efforts to establish an installed base of WaveMeters sufficient to convince content providers to use the Wave System for delivery of their content. We are dependent upon semiconductor companies to manufacture functioning WaveMeters in sufficient numbers and at a low enough cost to enable us to convince manufacturers of personal computers to incorporate WaveMeters. We are dependent upon electronic content owners to modify their products to be used with the WaveMeters. These partners may choose not to use our technology and could develop or market products or technologies that compete directly with us. We cannot predict whether these third parties will commit the resources necessary to achieve broad-based commercial acceptance of our technology. Any delay in the use of our technology by these partners could have a material adverse impact on the commercial acceptance of our systems. We have no binding commitments from many of our strategic partners, and there can be no assurance that we will enter into definitive agreements or that the terms of such agreements will be satisfactory.

         PRODUCT DEFECTS, DEVELOPMENT OR MANUFACTURING DELAYS MAY HARM OUR BUSINESS.

         We may experience delays in the development of our products or the software, hardware and computing systems underlying our services. In addition, despite testing by us and potential customers, it is possible that our products may nevertheless contain errors. These development delays or errors could have a material adverse effect on our business. Also, manufacturing delays or our ability to procure products on a timely basis may limit our ability to sell products.

         IF WE LOSE OUR KEY PERSONNEL, OR FAIL TO ATTRACT AND RETAIN ADDITIONAL PERSONNEL, OUR BUSINESS AND GROWTH MAY SUFFER.

         We believe that our future success depends upon the continued service of our key technical and management personnel and on our ability to attract and retain highly skilled technical, management, sales and marketing personnel. We are particularly dependent on the skills and contributions of several key individuals, including Peter J. Sprague and Steven Sprague, each of whom may voluntarily terminate their employment with Wave at any time and whose departure would have a material adverse effect on our business. We do not have "key person" life insurance policies on any of our employees. Our industry is characterized by a high level of employee mobility and aggressive recruiting of skilled personnel. There can be no assurance that our current employees will continue to work for us or that we will be able to hire any additional personnel necessary for our growth. Our future success also depends on our continuing ability to identify, hire, train and retain other highly qualified technical and managerial personnel. Competition for these employees is intense and increasing. We may not be able to attract, assimilate or retain qualified technical and managerial personnel in the future, and the failure of us to do so would have a material adverse effect on our business.

         WE HAVE A LIMITED ABILITY TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS AND OTHERS COULD INFRINGE ON OR MISAPPROPRIATE OUR PROPRIETARY RIGHTS.

         Our success depends, in part, on our ability to enjoy or obtain protection for our products and technologies under United States and foreign patent laws, copyright laws and other intellectual property laws and to preserve our trade secrets. We cannot assure you that issued patent owned or licensed by us will provide us with adequate protection or will not be challenged, invalidated, infringed or circumvented.

         We rely on trade secrets and proprietary know-how, which we protect, in part, by confidentiality agreements with our employees and contract partners. However, our confidentiality agreements may be breached and we may not have adequate remedies for these breaches. Our trade secrets may also otherwise become known or be independently discovered by competitors. We also rely on copyright to prevent the unauthorized duplication of our software and hardware products. While we have and will continue to protect our software and our copyright interests, copyright laws may not adequately protect our technology. We have submitted three trademark registrations and intend to apply for additional name and logo marks in the United States and foreign jurisdictions, as appropriate, but we cannot assure you that federal registration of any of these trademarks will be granted.

         CLAIMS THAT OUR TECHNOLOGY MAY INFRINGE PROPRIETARY RIGHTS OF THIRD PARTIES COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

         We are aware of four United States patents, each of which has some claim that is similar to some of the claims we have licensed under the patent discussed above. Based upon what we currently know, some of the claims of each of these patents cover certain material aspects of our technology. Therefore, the commercialization of our technology is subject to the rights of the holder of these patents unless we are able to invalidate or license such claims. Also, the holder of these patents or its licensees could seek to invalidate the claims of the patent which we have licensed and therefore be able to commercialize a technology similar to our technology. We can give no assurance that we would be successful in invalidating such claims or, in turn, avoid having our claims invalidated. Any proceeding involving the validity of these patents would be protracted and costly. If these other four patents are not invalid insofar as their claims relate to our technology, then we would require a license from the holder of these patents to commercialize our technology. Due to the uncertainty as to whether these other patents could be proved to be invalid, we have engaged in preliminary negotiations with the patents holder to obtain a license thereunder. The negotiations have so far not produced any agreement and we cannot assure you that we will be able to obtain a license on acceptable terms, if at all. Our inability to obtain a license, if needed, on commercially reasonable terms or to invalidate the claims would have a material adverse effect on our business and our future operations.

         In January 1996, we received notice from a third party that claimed that our technology infringes upon U.S. and foreign patents it owned. These patents are also currently being litigated by third parties. We are not involved in these proceedings. This company offered to license its patents to us. We are currently obtaining information needed to investigate the merits of this claim. While we believe that there is a viable argument for non-infringement, if we are not able to show non-infringement, then we would require a license from this company to commercialize our technology. We cannot assure you that we would be able to obtain a license on acceptable terms, if at all. Our inability to obtain a license, if needed, on commercially reasonable terms would have a material adverse effect on our business and our future operations.

         REGULATION OF INTERNATIONAL TRANSACTIONS MAY ADVERSELY AFFECT OUR BUSINESS OVERSEAS.

A variety of U.S. export control laws apply to our technology. We will require export licenses to export certain of our technology outside North America. We cannot assure you that we will be able to obtain licenses for our products. In addition, the regulation of electronic monitoring, transmitting payment instructions or audited usage and financial information varies from country to country. We may be subject to different statutory or regulatory controls in different foreign jurisdictions. Our technology may not be permitted in foreign jurisdictions. Violations of foreign regulations or regulation of international transactions could hurt our business.

         OUR STOCK PRICE IS VOLATILE.

         The price of our Class A common stock has been and likely will continue to be subject to wide fluctuations in response to a number of events and factors, such as:

o    quarterly variations in operating results;

o variances of our quarterly results of operations from securities analyst estimates;

o announcements of technological innovations, new products, acquisitions, capital commitments or strategic alliances by us or our competitors;

o    changes in financial estimates and recommendations by securities analysts;

o the operating and stock price performance of other companies that investors may deem comparable to us; and

o    news reports relating to trends in our markets.

         In addition, the stock market in general, and the market prices for Internet-related companies in particular, have experienced significant price and volume fluctuations that often have been unrelated to the operating performance of the companies affected by these fluctuations. These broad market fluctuations may adversely affect the market price of our Class A common stock, regardless of our operating performance. Securities class action litigation has often been instituted against companies that have experienced periods of volatility in the market price for their securities. If we were to become the target of this kind of litigation, the cost in dollars and management attention could be substantial, and the diversion of management's attention and resources could have a material adverse affect on our business.

         WE MAY BE SUBJECT TO CONFLICTS OF INTEREST.

         Our Board of Directors has included, and is likely to include in the future, representatives of our strategic partners. It is possible that those corporations may be competing against us or each other, directly or indirectly. A director who also represents another company may voluntarily abstain from voting on matters where there could be conflicts of interest. Even if such a director does abstain, his presence on the Board could affect the process or the results of the Board's deliberations. We have adopted no policies or procedures to reduce or avoid such conflicts. If such conflicts of interest arise, they may have a materially adverse effect on our business.

         DISPROPORTIONATE VOTING RIGHTS MAY AFFECT OUR STOCK PRICE.

         Our common stock is divided into two classes, Class A common stock and Class B common stock. Each class has different voting rights. Voting rights of Class B common stock permit the holders of Class B common stock to block mergers or similar transactions that are not approved by our

Board of Directors and other transactions submitted to stockholders if any person has acquired more than 20% of our outstanding Series A common stock. The disproportionate voting power enjoyed by the Class B common stock holders when voting on questions of control may dissuade a potential merger partner or acquirer, even if the majority of the Class A common stock holders wanted the merger or acquisition to occur, and could depress the market price of the Common Stock.

         GOVERNMENTAL REGULATION MAY SLOW OUR GROWTH AND DECREASE OUR PROFITABILITY.

         There are currently few laws or regulations that apply directly to the Internet. Because our business is dependent in significant respect on the Internet the adoption of new local, state, national or international laws or regulations may decrease the growth of Internet usage or the acceptance of Internet commerce which could, in turn, decrease the demand for our products and services and increase our costs or otherwise have a material adverse effect on our business.

         Tax authorities in a number of states are currently reviewing the appropriate tax treatment of companies engaged in Internet commerce. New state tax regulations may subject us to additional state sales, use and income taxes.

         OUR ANTI-TAKEOVER PROVISIONS MAY DISCOURAGE FUTURE ACQUISITIONS AND DEPRESS OUR STOCK PRICE.

         In addition to the anti-takeover effect of the voting rights granted to the holders of Class B common stock, a change of control may be delayed, deferred or prevented by certain provisions of our charter documents, as well as the Board's ability to issue shares of preferred stock without further vote or action by the stockholders. In addition, Delaware law restricts certain business combinations with any "interested stockholder", as defined. This statute may delay, defer, or prevent a change in control of our company. These provisions are intended to encourage any person interested in acquiring us to negotiate with and obtain the approval of our Board of Directors. Certain of these provisions may discourage a future acquisition not approved by our Board in which you might receive an attractive value for your shares or that a substantial number or even a majority of our stockholders might believe to be in their best interest. As a result, stockholders who desire to participate in such a transaction may not have the opportunity to do so. All of these factors may depress the market price of our Class A common stock.

         OUR DIVIDEND POLICIES MAY DEPRESS OUR STOCK PRICE.

         We have never declared or paid any cash dividends on our common stock. We currently anticipate retaining all future cash earnings, if any, to fund the development and growth of our business and we do not anticipate paying dividends on our common stock for the foreseeable future.

         YEAR 2000 PROBLEMS MAY DISRUPT OUR BUSINESS.

         The Year 2000 issue results from computer programs written using two digits rather than four to define the applicable year. Any of our computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities. Any failure of our products or systems to operate properly due to Year 2000 problems could require us to incur unanticipated expenses to address associated problems, which could have a material adverse effect on our business.

         We have no plan to ascertain whether the internal systems and products of our potential future customers are Year 2000 compliant. We may in the future be subject to claims based on Year 2000 problems in others' products or issues arising from the integration of multiple products within an overall system. We cannot assure you that we will not in the future be required to defend our products or services or to negotiate resolutions of claims based on Year 2000 issues. The costs of defending and resolving Year 2000-related disputes, and any of our liabilities for Year 2000-related damages, including consequential damages, could have a material adverse effect on our business, operating results and financial condition.

         We do not have any specific contingency plans if any Year 2000 problems develop with respect to our embedded systems or systems acquired from vendors. We will develop contingency plans if we identify instances of noncompliance, and we expect such noncompliance to have a material adverse impact on our operations. The cost of developing and implementing such plans may itself be material.

         Year 2000 issues may affect the purchasing patterns of customers and potential customers in a variety of ways. Many companies are expending significant resources to replace or remedy their current hardware and software systems for Year 2000 compliance. These expenditures may result in reduced funds available to purchase products such as those offered by us. We do not believe that there is any practical way to ascertain the extent of, and have no plan to address problems associated with such a reduction in purchasing resources of its customers. Any such reduction could, however, result in a material adverse effect on our business, operating results and financial condition. The Year 2000 problem is pervasive and complex, as virtually every computer operation will be affected in some way. Consequently, no assurance can be given that Year 2000 compliance can be achieved without significant additional costs.

                           PRICE RANGE OF COMMON STOCK

         The Class A common stock trades on the Nasdaq National Market under the symbol "WAVX". The following table sets forth, for the periods indicated, the high and low closing sales prices per share for the Class A common stock. There is no established trading market for our Class B common stock.

                                                      HIGH             LOW
                                                      ----             ---
Year Ended December 31, 1997
  First Quarter                                       $3.00            1.56
  Second Quarter                                       1.81            1.25
  Third Quarter                                        2.00            0.94
  Fourth Quarter                                       2.00            0.63
Year Ended December 31, 1998
  First Quarter                                       $1.68           $0.97
  Second Quarter                                       4.75            1.56
  Third Quarter                                        4.56            2.25
  Fourth Quarter                                       5.63            2.44

Year Ending December 31, 1999
  First Quarter                                      $27.50           $3.72
  Second Quarter                                     $24.13          $15.63
  Third Quarter                                      $20.00           $8.25
  Fourth Quarter (through December 14, 1999)         $16.88           $9.00

         As of December 14, 1999, there were approximately 555 holders of our Class A common stock. As of such date, there were 34 holders of our Class B common stock.

         On December 14, 1999, the last sale price reported on the Nasdaq National Market for the Class A common stock was $13.81.

         We have never declared or paid any cash dividends on our capital stock. We currently anticipate that we will retain all future earnings, if any, to fund the development and growth of our business and do not anticipate paying any cash dividends on our capital stock in the foreseeable future.

                                 USE OF PROCEEDS

         The selling stockholders will receive all of the net proceeds from sales of the Class A common stock sold pursuant to this prospectus.

                      SELECTED CONSOLIDATED FINANCIAL DATA

         The following table sets forth our selected consolidated financial data for the Nine Months ended September 30,1999, and for each of the years in the five-year period ended December 31, 1998, and for the period from February 12, 1988 (inception) through September 30, 1999. The selected consolidated financial data as of December 31, 1998 and 1997 and for each of the years in the three-year period ended December 31, 1998 have been derived from and should be read in conjunction with the consolidated financial statements of the Company which have been audited by KPMG LLP, independent certified public accountants, whose report is incorporated herein by reference. The N*Able Technologies transaction was accounted for under the pooling-of-interests method of accounting and all financial data has been restated accordingly.

STATEMENT OF OPERATIONS DATA

                             Nine Months
                                ended
                               Sept. 30                                  Year ended December 31
                               --------      ----------------------------------------------------------------------------
                                 1999            1998            1997            1996            1995           1994
                                 ----            ----            ----            ----            ----           ----
                              (unaudited)
Revenues                     $     70,229    $     47,681    $     23,659    $      3,220    $       --      $       --
                                                                                                             ------------
  Cost of Sales                    34,974          37,488          12,947           1,762            --              --
                             ------------    ------------    ------------    ------------    ------------    ------------
Gross Margin                       35,255          10,193          10,712           1,458            --              --
                             ------------    ------------    ------------    ------------    ------------    ------------
Operating expenses:
Selling, general and
 administrative                12,580,650      11,945,273       9,557,198       6,553,003       4,080,185       2,432,283
Write-off of Goodwill                --              --           769,886            --              --              --
Aladdin Technology
 License Expense                     --              --         3,889,000            --              --              --
Research and
 development                    7,281,088       6,247,105       4,715,334       3,751,871       3,324,735       1,761,366
                             ------------    ------------    ------------    ------------    ------------    ------------
                               19,861,738      18,192,378      18,931,418      10,304,874       7,404,920       4,193,649
                             ------------    ------------    ------------    ------------    ------------    ------------

Other income (expense):
License Fee                     1,250,000       2,750,000       1,000,000            --              --              --
License Warrant Cost
                                     --        (1,100,000)           --              --              --              --
Net interest and other
 income (expense)                (331,483)        (53,842)        (91,929)        176,870         572,054         (77,852)
                             ------------    ------------    ------------    ------------    ------------    ------------

Net loss                      (18,907,966)    (16,586,027     (18,012,635)    (10,126,546)     (6,832,866)     (4,271,501)
Accrued dividends on
 preferred stock                   13,239         108,863         809,982         199,614          40,600          39,484
                             ------------    ------------    ------------    ------------    ------------    ------------

Assured incremental
 yield                               --           750,000       1,673,000         670,965            --              --
                             ------------    ------------    ------------    ------------    ------------    ------------

Net loss to common
 stockholders                $(18,921,205)   $(17,444,890)   $(20,495,617)   $(10,997125)    $ (6,873,466)   $ (4,310,985)
                             ============    ============    ============    ============    ============    ============
Weighted average
 number of common
 shares outstanding
 during the period             37,489,993      31,580,665      23,224,569      17,237,405      13,794,373      10,503,621
Loss per common share
                             $       (.50)   $       (.55)   $       (.88)   $       (.64)   $       (.50)   $       (.41)
                             ============    ============    ============    ============    ============    ============

                               Period from
                               February 12,
                                   1988
                               (inception)
                                 through
                                 Sept. 30
                                ------------
                                   1999
                                   ----
                                (unaudited)
Revenues                        $    144,789
                                ------------
  Cost of Sales                       87,171
                                ------------
Gross Margin                          57,618
                                ------------
Operating expenses:
Selling, general and
 administrative                   53,557,425
Write-off of Goodwill                769,886
Aladdin Technology
 License Expense                   3,889,000
Research and
 development                      29,986,898
                                ------------
                                  88,203,209
                                ------------


Other income (expense):
License Fee                        5,000,000
License Warrant Cost
                                  (1,100,000)
Net interest and other
 income (expense)
                                ------------

                                    123,024
Net loss                         (84,122,567)
Accrued dividends on
 preferred stock                   1,256,632
                                ------------

Assured incremental
 yield                             3,093,965
                                ------------

Net loss to common
 stockholders                   $(88,473,164)
                                ============
Weighted average
 number of common
 shares outstanding
 during the period                15,304,539
Loss per common share
                                $      (5.78)
                                ============

BALANCE SHEET DATA

                                 Sept. 30                                       December 31
                                -----------     ---------------------------------------------------------------------------
                                   1999           1998             1997             1996            1995           1994
                                   ----           ----             ----             ----            ----           ----
                                (unaudited)
Working capital (deficiency)    $10,447,469     $(770,959)       $4,250,749      $2,481,309      $5,458,512     $12,463,502

Total assets                     16,910,351      6,023,991        7,965,827       6,501,686       7,754,042      13,766,864

Current liabilities               4,290,344      5,289,634        2,342,526       1,785,807       1,210,778         867,145

Long-term liabilities                -              -                -              465,500          -               -

Series A Cumulative
   Redeemable Preferred
   Stock                                           493,201          471,601         432,334         390,534         349,934

Series B Cumulative
   Convertible Preferred
   Stock                             -              -                -              195,520          -               -

Series C Cumulative
   Convertible Preferred
   Stock                             -              -                -            2,647,742          -               -

Deficit accumulated during
   the development stage       (84,122,567)   (65,214,601)     (50,882,035)    (32,869,400)    (22,742,854)    (15,909,988)


Total stockholders' equity      $12,620,007       $241,156       $5,151,700      $1,440,283      $6,152,730     $12,549,785

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

         Wave is creating a new electronic commerce model for digital information and services based on client-side security, transactions and trust. Since our inception in February of 1988, we have devoted substantially all of our efforts and resources to research, feasibility studies, design, development, and market testing of a distributed trust system that enables client based transactions, including the metered usage of electronic content and services (the "Wave System"). Electronic content and services refers to any data, graphic software, video or audio sequence that can be digitally transmitted and/or stored. As our research and development activities matured, we were able to devote increased resources to the creation of content distribution services, market development and the application of the Wave System to end-user services. During 1998 and 1999 we established relationships with RSA Data Security, NEC Technologies, Pollex Technology, Hewlett-Packard's VerSecure division, Sun Microsystems, SMSC, ITE, IGST, Sarnoff, Hauppauge Computer Systems, Compaq Computer, National Semiconductor, KiSS Nordic, Cyber-COMM, Lego Media and WavePhore. We received payments of $1 million and $4 million pursuant to a joint venture agreement with Internet Technology Group, PLC ("ITG"), a United Kingdom company, and have recognized $5 million to date as license fees. We also recorded a net cost of $1.1 million for an exchange of warrants between us and ITG for 1,000,000 shares of common stock in each of the companies. From inception through September 30, 1999, we have realized only minimal operating revenues, and do not anticipate significant revenues in the near future. There are numerous risks that could adversely affect our efforts to achieve profitability.

         On July 27, 1999, we completed the acquisition of N*ABLE Technologies, Inc., a security solutions company that produces hardware-based security solutions for the protection of sensitive user data within network client systems, including a hardware-based security co-processor that manages the secure transfer of payment or sensitive personal information to and from desktop computers.. We paid the shareholders of N*ABLE the total consideration of 2,781,263 shares of our Class A common stock (subject to certain post-closing adjustments) for their shares. The closing price per share as of the closing date was $10.38. Founded in 1996, N*ABLE is located in Danvers, Massachusetts, with offices in Cupertino, California and Bouguenais, France. The transaction was accounted for under the pooling-of-interests method of accounting and the following financial data has been restated accordingly.

RESULTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998

         For the nine months ended September 30, 1999 and September 30, 1998, we had minimal revenues of $70,229 and 47,763 respectively.

         Research and development expenses for the nine months ended September 30, 1999 were $7,281,088, as compared to $4,588,917 for the comparable period of 1998. This 59% increase in research and development expenses was primarily attributable to an increase in headcount and consultant costs associated with the design and development of our proprietary integrated circuit technology and software.

         Selling, general and administrative expenses, net of acquisition costs, for the nine months ended September 30, 1999 were $11,086,650 as compared to $7,632,781 for the comparable period of 1998. The 45% increase in selling, general and administrative expenses was primarily attributable to an increase in personnel, consultants and professional fees, trade shows, equipment and other related costs associated with the development and marketing of new applications and new markets for our technology. Acquisition costs related to the N*Able acquisition amounted to $1,494,000.

         Interest income for the nine months ended September 30, 1999 was $501,146, as compared to $121,629 for the comparable period of 1998. The increase in interest income is primarily attributable to an increase in interest-bearing assets, which were a direct result of the private placement of Class A common stock for an aggregate purchase price of $23,000,494.

         Interest expense for the nine months ended September 30, 1999 was $832,629, as compared to interest expense of $39,240 for the comparable period of 1998. This increase in interest expense is primarily attributable to a non-cash expense of approximately $666,000 for the value of warrants to acquire 275,000 shares of Class A common stock issued as part of the bridge loan financing, and a non-cash interest charge of approximately $151,000 on a note to Southeast Interactive Technologies Fund I. On October 18, 1998, we amended the Southeast Interactive Technologies note so that it was convertible at any time from April 1, 1999 to April 18, 1999, reducing the conversion price to $0.95 per share. Additional warrants for 75,000 shares were issued as part of this amendment, and the fair value of these warrants was $106,000. Additionally, the fair value of the reduced conversion price was $274,000. We amortized such amounts as additional interest expense from the date that the note was amended and the warrant issued through the earliest conversion date of April 1, 1999.

         Due to the reasons set forth above, our net loss for the nine months ended September 30, 1999 was $18,907,966 as compared to $9,998,728 for the comparable period of 1998. The net loss for the nine months ended September 30, 1998 to common stockholders was $18,921,205, as compared to $10,862,325 for the comparable period of 1998.

         YEARS ENDED DECEMBER 31, 1998 AND 1997

         For the years ended December 31, 1998 and December 31, 1997 we had only minimal operating revenues.

         Selling, general and administrative expenses for the year ended December 31, 1998 were $11,945,273, as compared with $9,557,198 for 1997. The increase in selling, general and administrative expenses was primarily attributable to increased headcount, as well as trade-show related expenses.

         In the third quarter of 1997 we wrote off approximately $770,000 of Goodwill recorded for the Win acquisition because we were uncertain as to whether the anticipated future operations of the business would be sufficient to justify the carrying value.

         Research and development expenses for the year ended December 31, 1998 were $6,247,105, as compared with $4,715,334 for 1997. The increase in research and development expenses is attributable to increased headcount and consulting-related expenses.

         License fee income for the year ended December 31, 1998 was $2,750,000, as compared with $1,000,000 for 1997. The $2,750,000 for the year ended December 31, 1998 is before a charge of $1.1 million related to our net cost of a warrant we are obligated to issue to ITG as part of the technology licensing agreement. The $1.1 million charge is net of the estimated fair value of the ITG warrant that we will receive as part of the warrant exchange. The license fee for both 1998 and 1997 were portions of a $5 million fee paid by ITG to us as part of a joint venture agreement under which ITG receives the right to market the Wave technology in European and Middle Eastern markets.

         Interest expense for the year ended December 31, 1998 was $285,662, as compared with interest expense of $177,868 for 1997. An increase in interest expense for the year ended December 31, 1998 was primarily attributable to the restated and amended note for Southeast Interactive Technologies Fund I, offset by an increase in interest-bearing assets. Interest income of $231,820 for the year ended December 31, 1998 as compared with interest income for the year ended December 31, 1997 of $85,939 was attributable to the interest earned on cash and marketable securities. We held no marketable securities at December 31, 1998.

         Due to the reasons set forth above, our net loss was $16,586,027 for the year ended December 31, 1998, as compared with $18,012,635 for 1997.

        YEARS ENDED DECEMBER 31, 1997 AND 1996

        For the years ended December 31, 1997 and December 31, 1996 we had only minimal operating revenues.

        Selling, general and administrative expenses for the year ended December 31, 1997 were $9,557,198, as compared with $6,553,003 for 1996. The increase in selling, general and administrative expenses was primarily attributable to development and marketing of new applications of our technology as well as accrued expenses related to the ITG Joint Venture Agreement, and bonuses and salary increases.

        In the third quarter of 1997 we wrote off approximately $770,000 of Goodwill recorded for the Win acquisition because we were uncertain as to whether the anticipated future operations of the business would be sufficient to justify the carrying value.

        Research and development expenses for the year ended December 31, 1997 were $4,715,334, as compared with $3,751,871 for 1996. Separately in 1997 additional expenses were attributable in part to a license agreement with Aladdin Knowledge System, whereby we licensed Aladdin's Hasp technology for a share in content revenues as well as cash and warrants totaling $3,889,600. More generally, the change in research and development is attributable to the shift in our focus from research and development to commercialization and marketing and personnel adjustments consequent thereto.

        In July of 1997, we entered into a joint-venture with Internet Technology Group, PLC (ITG), a United Kingdom Internet service provider. Pursuant to the joint venture agreement, we will receive a license fee of up to $5 million in exchange for the joint venture's right to market our technology in European and Middle Eastern markets. During the third quarter of 1997, we received $1.0 million from the joint-venture representing partial payment of the license fee, with the remaining payment to be made upon our attaining certain milestones related to the number of Wave Meters distributed. The amount received was recorded as deferred license fee income in the third quarter as it was uncertain whether we had met the contractual requirements required in order to have earned the first payment. During the fourth quarter of 1997, we met these requirements and recorded the $1 million as a license fee. Also, we accrued $490,000 in the fourth quarter for expenses related to our obligation to assist the joint-venture in setting up the Wave system in the designated markets. These costs are included in selling, general and administrative expense. Additionally, upon attainment of the final milestones and final cash payment by ITG, we and ITG will exchange warrants for 1 million shares of the other company.

        Net interest expense for the year ended December 31, 1997 was $91,929, as compared with net interest income of $176,870 for 1996. Interest income of $85,939 for the year ended December 31, 1997 was attributable to the interest earned on proceeds from the issuance of our convertible preferred stock in May of 1996. Interest income of $194,766 for the year ended December 31, 1996 was attributable to the interest earned on proceeds from the issuance of our convertible preferred stock in May of 1996. We held no marketable securities at December 31, 1997.

        Due to the reasons set forth above, our net loss was $18,012,635 for the year ended December 31, 1997, as compared with $10,126,546 for 1996.

LIQUIDITY AND CAPITAL RESOURCES

         We have experienced net losses and negative cash flow from operations since our inception, and, as of September 30, 1999, had a $84,122,567 deficit accumulated during the development stage, and stockholders' equity of $12,620,007. We have financed our operations through September 30, 1999 principally through:

o the private placement of Class A and B Common Stock for an aggregate amount of $31,201,931 before expenses;

o the issuance of $2,873,250 in aggregate principal amount of our 10% Convertible Notes and 15% Notes (of which $2,098,250 was converted into Class B Common Stock);

o the sale of 3,728,200 shares of our Class A Common Stock in an initial public offering raising approximately $15,711,000 after expenses;

o the private placement of 800,000 shares of Class A Common Stock raising $800,000 before expenses; and

o the private placements of convertible preferred stock for an aggregate amount of $13,350,000 before expenses; and

o the sale by N*Able of $11,532,411 in private placements of Common and Preferred Stock.

         At September 30, 1999, we had $13,123,125 in cash and cash equivalents. At December 31, 1998, we had $4,451,175 in cash and cash equivalents. We did not hold any marketable securities at September 30, 1999 or December 31, 1998. The increase in cash and cash equivalents is primarily attributable to cash proceeds from private placements during the first quarter of 1999. In January 1999, we issued a $2 million convertible promissory note, which was subsequently converted into Class A common stock in March 1999. We also completed a $23 million private placement with institutional, strategic and accredited investors in March 1999. On March 6, 1998, we sold 150,000 shares of newly created Series G Convertible Preferred Stock to one accredited investor at a price of $20 per share, for an aggregate purchase price of $3,000,000, which was converted into 2,771,596 shares of Class A Common Stock. We also issued warrants to purchase a total of 225,000 shares of Class A Common Stock at an exercise price of $1.38 per share, exercisable until October 9, 2002. Until August, 1999, we had issued and outstanding 360 shares of preferred stock designated as Series A Cumulative

Redeemable Preferred Stock, par value $.01 per share, all of which was held by one person. This stock was redeemable, in whole or in part, at any time at our option, at a price of $1,000 per share and was subject to mandatory redemption five years from the date of issuance. The holder of these shares made demand for redemption as of April 28, 1999. We redeemed these shares on August 11, 1999. The total redemption price was $465,000.

         As of December 31, 1998, we had available net operating loss carryforwards for Federal income tax purposes of approximately $50.6 million. Because of the "change in ownership" provisions of the Tax Reform Act of 1986, our net operating loss carryforwards may be subject to an annual limitation on the utilization of these carryforwards against taxable income in future periods if a cumulative change in ownership of more than 50 percent of Wave occurs within any three-year period. We have made no determination concerning whether there has been such a cumulative change in ownership. However, we believe that it is likely that such a change in ownership occurred prior to or following the completion of our initial public offering in September 1994.

         At September 30, 1999, we had working capital of $10,447,469. We expect we may incur substantial additional expenses resulting in significant losses at least through the period ending December 31, 1999, due to minimal revenues and increased sales and marketing expenses associated with initial market entry, and continued research and development costs.

         We anticipate that our existing capital resources will be adequate, however, to satisfy our capital requirements into the first quarter of 2000. In order to continue operations beyond the first quarter of 2000, we will need to raise additional funds through public or private financings. We have no current commitment to obtain additional funds, nor can we state the amount or source of such additional funds.

RECENT ACCOUNTING PRONOUNCEMENTS

         In November 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 100, "Restructuring and Impairment Charges." In December 1999, the SEC issued SAB No.101, "Revenue Recognition in Financial Statements." SAB No. 100 expresses the views of the SEC staff regarding the accounting for and disclosure of certain expenses not commonly reported in connection with exit activities and business combinations. This includes the accrual of exit and employee termination costs and the recognition of impairment charges. SAB No. 101 expresses the views of the SEC staff in applying generally accepted accounting principles to certain revenue recognition issues. Although we are still in the process of analyzing the impact of SAB No. 100 and SAB No. 101, if any, on our consolidated financial statements and related disclosures, we expect that there will be no material impact on our financial position or our results of operations.

IMPACT OF YEAR 2000 ISSUE

         The Year 2000 issue results from computer programs written using two digits rather than four to define the applicable year. Any of our computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

         We have made an assessment with regard to whether our own internal information systems are Year 2000 compliant. Since January 1998, in addition to updating employee computers and workstations, we have upgraded various accounting, telecommunications, customer care systems and transaction systems at an aggregate cost of approximately $620,000, with systems that are warranted by the vendors to be Year 2000 compliant. To the extent we purchase additional systems, we require that such systems are warranted by the vendors to be Year 2000 compliant. We continue to seek assurances from our existing vendors whose systems are not warranted to be Year 2000 compliant that such systems will be Year 2000 compliant. We employ a manager of management information systems, whose responsibilities include oversight of Year 2000 compliance. We do not separately track the internal costs incurred for Year 2000 projects, which are principally the related payroll costs for our information systems personnel. Although we do not believe that any additional Year 2000 compliance-related costs will be significant, we cannot assure you that costs incurred to address unanticipated issues would not have a material adverse effect on our business, operating results and financial conditions. Any failure of third-party equipment or software comprising any part of our systems to operate properly with regard to Year 2000 and thereafter could require us to incur unanticipated expenses to address associated problems, which could have a material adverse effect on our business, operating results and financial condition.

         We believe, based on an internal assessment, that the current versions of our software products are Year 2000 compliant. We have no plan to ascertain whether the internal systems and products of our potential future customers are Year 2000 compliant. We may in the future be subject to claims based on Year 2000 problems in others' products or issues arising from the integration of multiple products within an overall system. Although we have not been involved in any litigation or proceeding to date involving our products or services related to Year 2000 issues, we cannot assure you that we will not in the future be required to defend our products or services or to negotiate resolutions of claims based on Year 2000 issues. The costs of defending and resolving Year 2000-related disputes, and any of our liabilities for Year 2000-related damages, including consequential damages, could have a material adverse effect on our business, operating results and financial condition.

         We do not have any specific contingency plans if any Year 2000 problems develop with respect to our embedded systems or systems acquired from vendors. Contingency plans will be developed if we identify instances of noncompliance, and such noncompliance is expected to have a material adverse impact on our operations. The cost of developing and implementing such plans may itself be material.

         Year 2000 issues may affect the purchasing patterns of customers and potential customers in a variety of ways. Many companies are expending significant resources to replace or remedy their current hardware and software systems for Year 2000 compliance. These expenditures may result in reduced funds available to purchase products such as those offered by us. We do not believe that there is any practical way to ascertain the extent of, and have no plan to address problems associated with such a reduction in purchasing resources of our customers. Any such reduction could, however, result in a material adverse effect on our business, operating results and financial condition. The Year 2000 problem is pervasive and complex, as virtually every computer operation will be affected in some way. Consequently, you should understand that Year 2000 compliance may not be achieved without significant additional costs to us.

                                    BUSINESS

         Wave Systems Corp. offers powerful, next-generation solutions for electronic commerce, making the process easier, versatile, and more secure for consumers as well as business-to-business applications. We are involved in the research, development, and market testing of the Wave System, which performs the buying transactions in a range of consumer electronic devices, including computers, personal digital assistants, and interactive televisions, for the use of electronic content and services. Electronic content and services refers to any data, graphic, software, video or audio sequence that can be digitally transmitted or stored, as well as access to services such as broadcast or telecommunications services. Examples include archived newspaper and magazine articles, on-line books, music selections, clip-art, photographs and video games. Under our model, electronic content and service providers use the Wave System to allow consumers to purchase one-time, multiple or permanent use of their content or service, using a wide range of payment models including rental, pay-for-use, or outright purchase, much like a phone card or a pay-per-view cable system. We believe that the Wave System can fundamentally change today's centralized e-commerce model by creating a de-centralized distribution and security system under which consumers will be able to make individual purchases of images, text, music or video, or make use of software, all from the consumer's computer or other interactive device. This means that content and services can be consumed with more efficient and flexible pricing, broader distribution opportunities, greater protection against unauthorized usage and with better privacy protection of the consumer's sensitive information.

         We believe that the Wave System can fundamentally change today's centralized e-commerce model by creating a distributed trust and security system, where transactions are executed and recorded in the consumer's devices, at the consumer's location. This means that electronic content and services can be consumed with more efficient and flexible pricing, broader distribution opportunities, greater protection against unauthorized usage and secure, low-cost, and accurate data on the usage of the products and services.

         The Wave System consists of an EMBedded Application Security SYstem in consumer devices that provides a core hardware and software foundation for consumers to purchase electronic content and access services on a flexible purchase basis. The EMBASSY platform is a programmable, low cost "system within a system" that can perform independent transactions such as meter pay-per-use of electronic content, store sensitive information such as identities, credit information and account balances, and run secure applications for pay-per-use access to software. The EMBASSY platform is an open model based on security hardware originally designed for use with "smart cards" that can be integrated into personal computers and peripherals, interactive televisions or used as independent components. The WaveMeter application running in the EMBASSY platform allows e-commerce transactions to occur without the expense of a real-time network connection for every transaction.

         The EMBASSY securely stores electronic funds and transaction information about the usage of electronic content to be transmitted securely to a WaveNet central transaction processing center periodically. The WaveNet application manages electronic codes for scrambling and unscrambling electronic content, processes credit and usage charges, automatically obtains credit authorization, calculates royalty distributions, and provide user and usage data to electronic content owners. The Wave System is designed to be compatible with existing content delivery system, such as CD-ROMs and the Internet. Using these Wave-enabled distribution systems, electronic content providers can distribute their products in a secure format and offered them for sale through the EMBASSY platform, which in turn allows consumers to purchase and access the electronic content on an as-desired basis.

         In order to achieve broad market acceptance of the Wave System, we pursue strategic relationships with major computer manufacturers and technology suppliers, and promote the use of the

EMBASSY platform to electronic content owners, particularly developers and distributors of entertainment, audio, broadcast and educational software. We believe that the EMBASSY platform can manage subscribers and usage of electronic content independent of the type of content or network on which it is delivered. This means that electronic content can be delivered on CD-ROM, high-speed wired and wireless broadcasting, and other forms of transmission.

         We believe that the Wave System provides a powerful merchandising interface for electronic content and services at the point of purchase. This is an enticement to consumers to sample electronic content that they are considering purchasing. The Wave System provides the consumer with enhanced control of their individual privacy and secure storage of sensitive information. The Wave System facilitates the payment of royalties to content providers and service partners while allowing both customized and broad, inexpensive distribution to customers.

         We recently enhanced the Wave System to make it acceptable as an open industry standard for a broad range of security and e-commerce functions in end user-devices. We have been successful in attracting other companies to port their applications and services to the Wave System and our EMBASSY platform, which we believe will increase the value of the system to potential deployment partners. These strategic relationships have generated what we believe to be significant joint marketing benefits in our efforts to promote the Wave System to manufacturers of computers and electronic consumer goods and the electronic content industry.

         During 1998 and 1999, we established relationships with RSA Data Security, NEC Technologies, Pollex Technology, Hewlett-Packard's VerSecure division, Sun Microsystems, SMSC, ITE, IGST, Sarnoff, Hauppauge Computer Systems, Compaq Computer, National Semiconductor, KiSS Nordic, Cyber-COMM, Lego Media and WavePhore. We also received payments of $1 and $4 million pursuant to a joint venture agreement with Internet Technology Group, PLC ("ITG"), a United Kingdom company.

         Additionally, we have also developed the WaveMeter server, a production software version of the WaveMeter application that offers some of the features of the hardware version and has been implemented as part of our Internet commerce server. The WaveMeter server enables content owners to secure and sell their intellectual property from a web site. The e-commerce services offered through the WaveMeter server do not require the consumer or publisher to install any additional hardware or software.

         We were incorporated in Delaware under the name Indata Corp. on August 12, 1988. We changed our name to Cryptologics International, Inc. on December 4, 1989. We changed our name again to Wave Systems Corp. on January 22, 1993. Our principal executive offices are located at 480 Pleasant Street, Lee, Massachusetts 01238 and our telephone number is (413) 243-1600.

         We are a development stage company and have realized minimal operating revenues since our inception. At December 31, 1998 we had an accumulated deficit of approximately $65.2 million. There can be no assurance that we will be successful in achieving commercial acceptance of the Wave System.

THE WAVE SYSTEM

         The Wave System is designed to create new revenue streams for owners of electronic content by improving upon existing distribution systems for electronic content. Using existing distribution systems such as CD-ROM and the Internet, electronic content owners distribute their products to customers in the encrypted Wave-enabled form so it can be offered for sale through the EMBASSY E-

Commerce System. Customers are then able to purchase and access the electronic content on an as-desired basis. We believe that the Wave System allows electronic content owners to deliver their products to a larger market because the efficient and secure metering technology facilitates greater flexibility in content distribution and pricing. We believe that greater flexibility in electronic distribution and pricing makes the Wave System particularly attractive to developers, distributors and consumers of entertainment and educational software. Currently, the two primary mechanisms of delivery of electronic content to the end user are the Internet and CD-ROM. The Wave System, however, will work with point-to-multi-point data broadcasting via satellite, broadcast TV, FM radio, floppy disc, DVD and cable modem and similar high-speed networking.

         In addition, the programmable EMBASSY platform is capable of supporting multiple secure applications from a range of service providers, applications vendors, and security companies. We believe that our expansion of the EMBASSY platform has provided a source of increased interest in Wave's technology as a general-purpose solution for adoption by a wide range of companies in their platforms and as a mechanism for the secure delivery of electronic content.

         The Wave System consists of the EMBASSY E-Commerce System, the WaveMeter application, a subsystem that records and communicates the usage of electronic content, and WaveNet, a central transaction processing network. The EMBASSY platform controls the simultaneous loading and execution of multiple applications, all on a secure basis. The WaveMeter controls and monitors the customer's access to encrypted electronic information and software. The Wave System is well suited to low-cost processing of very-low-priced, rental and rent-to-own electronic content transactions. We have completed a prototype incorporating the rental and rent-to-own functionality into the Wave System using Wave's current chip technology. This is currently being integrated into a WinTV tuner card from Hauppauge Computer Systems. This product was introduced to the market in May, 1999. With this version of the WaveMeter, application transactions are executed within the electronic device itself, against a source of funds stored in the WaveMeter secure memory. The WaveMeter retains this pricing and licensing information, downloaded from WaveNet, for use in the execution of these transactions. Transactions are securely stored in the usage log of the WaveMeter for eventual uploading and reporting to WaveNet. The WaveMeters and WaveNet communicate using Wave's secure communications protocol.

         WaveNet consists of the WaveNet Transaction Processing System ("TXP") and the WaveNet Information Clearing House ("ICH"). TXP acts as the principal interface with the EMBASSY. Every EMBASSY-equipped device will contact TXP on a periodic basis. During this secure communication, all stored event information, such as purchase logs, are uploaded to TXP, additional credit may be requested, pending events are delivered to the device, and a routine audit check is performed. There may be a number of TXP systems to distribute access around the globe. TXP routes all event logs to ICH where they are processed against Wave's royalty contracts. ICH calculates royalties due to each partner and handles the billing and reporting services, ensuring that all Wave partners are properly compensated. WaveNet is presently in operation.

         The Wave System is installed into the customer's computer or integrated into an attached peripheral device. It is based on a semiconductor device that uses secure certified integrated circuit technology to unscramble data and to store credit and usage data. At present, the WaveMeter, based on our own silicon chip, is packaged on an accessory board to be installed in a personal computer. In 1999, we plan to deliver a new version of the EMBASSY hardware with a USB interface, which should easily integrate into a broad range of products, including separate attachments for portable interactive devices. We also offer a production software version of the WaveMeter application, which is compatible with the use of the hardware version.

         We believe that the hardware version of the Wave System with EMBASSY is the most secure form of content licensing management and metering technology available today. The EMBASSY hardware and software contain a wide range of security features. Tampering results in the device automatically locking out users, and is readily detected. The codes used to unscramble data are loaded at the time we manufacture the EMBASSY device, and are unique and specific to each device. Every piece of electronic content is protected using a unique code key. Services are controlled by secure applications running in the EMBASSY platform. We believe we have designed a security architecture where the value of breaking into an individual computer system to ascertain the code keys is low, since there are no common keys that allow the use of such code keys on other systems.

MARKETS AND BUSINESS STRATEGY

         Our long-term strategy is to achieve broad market acceptance of the Wave System as a distributed trust platform for commerce performed in user devices. To achieve this goal, we pursue strategic relationships with hardware manufacturers and companies involved in the development of commerce in electronic content and services. In addition, we believe that, since the Wave System permits greater flexibility in pricing and distribution of electronic content, it is particularly well-suited for merchandising consumer content, entertainment and educational software. Therefore we are vigorously targeting this market segment as a means of rapidly achieving the broad installed base of the Wave System. We believe that once there is a broad installed base of the Wave System and EMBASSY, electronic content owners from other market segments are likely to be attracted to the Wave System. However, we cannot assure you that the Wave System will achieve any significant market acceptance.

         We have focused on forming agreements with strategic partners that will help us promote the broad-based acceptance of the Wave System as a platform for commerce in electronic content. We are currently in discussion with original equipment manufacturers regarding the incorporation of the Wave System and EMBASSY into their products. We have also focused on pursuing strategic relationships with companies seeking to distribute electronic content via the Internet. The compatibility of the Wave System with the Web has provided us with a product that has already attracted the attention of leaders in the development of electronic commerce solutions and particularly commerce in electronic content. We will continue to focus on developing other strategic relationships to seek to achieve the broad acceptance of the Wave System as a platform for electronic commerce.

         We have focused on promoting the acceptance of the Wave System by electronic content owners. The initial target market is entertainment and educational software developers and distributors. We believe that the Wave System will provide the home consumer with a new way of acquiring interactive content and can offer electronic content developers and distributors benefits similar to those provided by video rental in the film industry. We have invested heavily in developing relationships with entertainment and educational software providers. Today, we have over 50 titles functional for demonstration and are actively preparing others to be launched in 2000.

COMPETITION

         We operate in a highly competitive and fragmented environment that is characterized by rapidly evolving technology. Many of our competitors and potential competitors have substantially greater financial and technical resources than us. Also, many current and potential competitors have greater name recognition and more extensive customer bases that could be leveraged, thereby gaining market share or product acceptance to our detriment. The Wave System competes with conventional information delivery systems, such as on-line services like AOL, subscription services on CD-ROM, and services on the Internet. However, we believe that its metering capability is competitive with other

                                      -29-
electronic content delivery systems in a number of applications due to its superior protection against unauthorized usage, accurate and detailed information on content usage, and transparent operation. Further, we believe that it will be competitive with existing distribution systems, including traditional retail outlets for entertainment and educational software, due to its ability to offer these innovative merchandising mechanisms.

         We are aware of other metering systems that compete directly with the Wave System, and other current and evolving technologies that provide some of the functionality of the Wave System. There are other companies that have developed or are in the process of developing technologies that are, or in the future may be, the basis for competitive products in the field of electronic content distribution. Some of those technologies may have an entirely different approach or means of accomplishing the desired effects of the products being developed by us. We cannot assure you that either existing or new competitors will not develop products that are superior to or that otherwise achieve greater market acceptance than our products.

         The Wave System is subject to competition from producers of hardware-based controllers such as hardware-based key systems and software unlocking systems. We will compete with well-established producers of hardware-based unlocking systems such as Rainbow Technologies, Inc. We also compete with developers of software unlocking systems such as Portland Software. We also provide basic security services that competes with companies such as QPass and PrivaSeek in providing electronic wallets and certain e-commerce capabilities. We believe that the Wave System is superior to existing hardware-based and software unlocking systems in several ways. These systems primarily operate as "on/off switches" to control the use of electronic content and services, but are very limited in their ability to measure and record usage information. We believe that the Wave System offers superior protection from unauthorized usage, low operating costs (because it does not require constant communication with and authorization from a centralized processor), and fast operation that is convenient and essentially transparent to the end user. Both hardware controllers and software unlocking systems offer only part of the functionality of the Wave System. Our products also provides a superior solution for the broadcasting and multicasting of data. Distinct from the existing software unlocking systems, WaveNet provides centralized back-office support to owners of electronic content.

         Many large information industry players are forming alliances and attempting to capitalize on the information delivery options offered by the Internet. In electronic content delivery via the Internet, the Wave System competes with electronic commerce payment technologies developed and offered by IBM Micropayment Service, Broadvision, Connect, CyberCash, and Open Market. However, we believe that many of the electronic commerce payment technologies may be used as acceptable currency through the Wave System and may be complementary to, rather than competitive with, the Wave System. We are also aware of other companies, such as TestDrive, Release Software and InterTrust that provide electronic content encryption and license management functionality for transmission of electronic content over the Internet. We believe that the Wave System is superior to currently available electronic content encryption technologies due to the high level of persistent security and usage reporting capabilities of the WaveMeter.

         We believe that the interoperability of the Wave System with currently available and developing distribution media makes the Wave System attractive to both distributors and consumers of electronic content. A consumer with an installed EMBASSY platform will be able to purchase Wave-enabled electronic content from sources on CD-ROM and/or the Internet, as well as from sources distributing electronic content via other developing media. In addition, with the incorporation of the rental and rent-to-own functionality, the Wave System will offer greater merchandising flexibility than is possible using currently available electronic commerce solutions. We caution you, however, that the Wave System may never achieve the broad-based acceptance necessary to make it a viable competitor with existing

                                      -30-
and developing electronic commerce solutions.

INTERNATIONAL MARKET

         Our technologies are controlled under various United States export control laws and regulations and will require export licenses for certain exports outside of the United States and Canada. We have received full export license from the U.S. Department of Commerce for the sale and export of our single-key DES products. We have also received an export license for our triple-key data encryption standard products under the provisions of a License Exception KMI, granted by the Bureau of Export Administration of the U.S. Department of Commerce. We cannot assure you that that we will have patent protection or that it will not infringe patents of third parties in foreign jurisdictions. Because electronic monitoring and the transmission of audited usage and financial information on end users or payment instructions may be subject to varying statutory or regulatory controls in foreign jurisdictions, the use of all portions of the Wave System may not be permitted in any particular foreign jurisdiction.

         Wave Systems formed a strategic alliance in 1998 with HP VerSecure in the development of the underlying architecture of the EMBASSY platform. HP VerSecure provides a security management framework for EMBASSY that controls security functions in the device. The primary function of the VerSecure system is to provide a management system that enables the EMBASSY hardware to have strong security features that can be selectively enabled or disabled in order to comply with the regulations of various countries. This capability is intended to allow computer manufacturers to build a single, consistent product which can be shipped worldwide, regardless of local restrictions.

PROPRIETARY RIGHTS AND LICENSES AND INTELLECTUAL PROPERTY

         Our success depends, in part, on our ability to enjoy or obtain protection for our products and technologies under United States and foreign patent laws, copyright laws and other intellectual property laws, to preserve our trade secrets and to operate without infringing the proprietary rights of third parties. Any issued patent owned or licensed by us may not, however, afford adequate protection to us and may be challenged, invalidated, infringed or circumvented. Furthermore, you should understand that our activities may infringe patents owned by others.

         In addition, we may be required to obtain licenses to patents or other proprietary rights of third parties. Licenses required under any such patents or proprietary rights may not be made available on terms acceptable to us, if at all. If we are required to and do not obtain such licenses, we would be prevented from, or encounter delays in the development and marketing of, our products and technologies while we attempted to design around such patents or other rights. Such attempts may not be successful. Failure to obtain such licenses or to design around such patents or other rights would have a material adverse effect on us.

         We hold non-exclusive patent rights relating to the metered use of encrypted data in local memory under a limited license from Titan Corporation to a patent jointly held by Titan and a third party. This license agreement restricts us from metering information produced and used solely by a government entity or producing products that meter this information. In addition, this license agreement is subject to the rights of the joint owner of this patent, who has the right to exploit, or to license to third parties, this patent, including in a manner competitive with us. The joint owner of this patent may compete with us or license this patent to a competitor of ours, and our business may exceed the scope of this license agreement. Pursuant to this license agreement, we are obligated to pay certain royalties to Titan. Pursuant to this license agreement, we have granted to Titan the exclusive right to use our patents for products distributed to government entities. On February 28, 1997 we and Titan executed an addendum to this license agreement whereby we received a sole license to this patent to develop and distribute products to the in-home consumer microcomputer market segment. Under this addendum to this license agreement, Titan waived any and all defaults by us under this license agreement occurring prior to February 28, 1997.

         We are aware of four United States patents (the "Third Party Patents") each having some claims that are similar to some of the claims in the Licensed Patent. Based upon information currently known to us, some of the claims of both the Licensed Patent and the Third Party Patents cover certain material aspects of our technology. Therefore, the commercialization of our technology would be subject to the rights of the holder of the Third Party Patents unless we are able to invalidate or license such claims. Also, the holder of the Third Party Patents or a licensee of the Third Party Patents could seek to invalidate such claims of the Licensed Patent and therefore be able to commercialize a technology similar to our technology. In either case, in order to invalidate the other party's patent rights, the party claiming invalidity might need to prove that it invented the claimed subject matter prior to the other party. We cannot assure you that we would be successful in invalidating such claims of the Third Party Patents or that the holder of the Third Party Patents or a licensee of the Third Party Patents would not be successful in invalidating the claims of the Licensed Patent. Furthermore, we cannot assure you that the Third Party Patents could be proven to be invalid on any other basis. Any proceeding involving the validity of the Licensed Patent and the Third Party Patents would be protracted and costly. In any suit contesting the validity of a patent, the patent being contested would be entitled to a presumption of validity and the contesting party would be required to demonstrate invalidity of such patent by clear and convincing evidence.

         If the Third Party Patents are not invalid insofar as their claims relate to our technology, then we would require a license from the holder of the Third Party Patents to commercialize our technology and make, use, or sell products or practice methods, or license others to sell products or use methods, utilizing this technology in the United States. Due to the uncertainty as to whether the Third Party Patents could be proved to be invalid, we have engaged in preliminary negotiations with the holder of the Third Party Patents to obtain a license under the Third Party Patents. The negotiations have so far not produced any agreement and a license may not be obtainable on acceptable terms, if at all. The inability to obtain a license, if needed, on commercially reasonable terms would have a material adverse effect on our business and our future operations.

         We have been issued three United States patents relating to encryption and to our proprietary WaveMeter and WaveNet technology. We also have one patent pending before the United States Patent Office and three corresponding foreign patent applications pending before the European Patent Office. Our patents are material to protecting some of our technology. Our patent rights derive from a license from Mr. Peter J. Sprague, our Chairman and Chief Executive Officer, of his rights in these patents, and several agreements with former officers regarding their rights in these patents. The license agreement with Mr. Sprague requires us to make royalty payments to him and Dr. John R. Michener, a former officer, in a total amount equal to two percent of gross revenues less certain adjustments. This royalty payment is apportioned 75 percent to Mr. Sprague and 25 percent to Dr. Michener. The payment of royalties is secured by a security interest in and to our patents. We believe that these agreements as a whole provide us with exclusive rights under our patents. We cannot assure you, however, that we will enjoy exclusive rights to these patents under such agreements.

         On January 26, 1996, we received notice from E-Data Corporation (formerly Interactive Gift Express, Inc.), claiming that our practice of our technology infringes U.S. and foreign patents owned by E-Data Corporation, and offering to license such patents to us. We are currently obtaining information needed to investigate the merits of this claim. We believe that there is a viable argument for non-infringement. The patents owned by E-Data Corporation are currently being litigated by third parties. We are not involved in these proceedings.

         We rely on trade secrets and proprietary know-how, which we protect, in part, by confidentiality agreements with our employees and contract partners. However, we caution you that our confidentiality agreements may be breached and we may not have adequate remedies is such a breach occurs. Furthermore, we cannot assure you that our trade secrets will not otherwise become known or be independently discovered by competitors.

         We also rely on copyright to prevent the unauthorized duplication of our software and hardware products. We have and will continue to protect our software and our copyright interest therein through agreements with our consultants. We cannot assure you that copyright laws will adequately protect our technology.

         We have registered trademark and service mark registrations with the United States Patent and Trademark Office for the marks WaveMeter and WaveNet, Great Stuff Network, Second Shift (the Wave juggler logo), WaveCommerce, Wave Interactive Network, WaveDirect, WINPublish, WINPurchase and CablePC. We have submitted trademark registrations for EMBASSY, EMBASSY System and EMBASSY E-Commerce System and intend to apply for additional name and logo marks in the United States and foreign jurisdictions as appropriate. No assurance can be given that federal registration of any of these trademarks in the United States will be granted. We have abandoned our prior applications for DataWave, InfoWave, and WaveTrac.

RESEARCH AND DEVELOPMENT

         The Wave System incorporates semiconductor, encryption/decryption, software transaction processing and other technologies in which we have made a substantial investment in research and development. We expect that we will be required to continue to make substantial investments in the design of the Wave System, including EMBASSY, the WaveMeter, WaveNet and software interfaces. For the Nine Months ended September 30, 1999 and the years ended December 31, 1998, 1997, and 1996, we expended approximately $7.3 million, $6.2 million, $4.7 million and $3.8 million respectively, on research and development activities (which amounts include the value of stock issued). In addition to our ongoing research and development activities, in July 1997 we licensed technology and in-process research and development from Aladdin Knowledge Systems for cash and warrants valued at $3.9 million. From our inception in February 1988 through September 1999, we expended approximately $30 million on research and development activities.

         The success of the Wave System depends to a large extent on our ability to adapt the Wave System for use with various methods for the distribution of electronic content, the ability of the Wave technology to interface with various platform environments, and the ability of the Wave System to work in many application environments. Incorporation of Aladdin's Hasp technology furthered these efforts and illustrates the adaptive capabilities of the Wave System. We believe that a significant portion of our future research and development expenditures will be used to adapt the Wave System accordingly.

         We will also continue to expend a significant amount of resources on the development of new iterations of the EMBASSY and the WaveMeter application. We believe that by providing various means of linking the EMBASSY to the customer's computer or network, we will be more likely to achieve broad acceptance of the Wave System. We are currently developing other forms of the EMBASSY to target other market needs.

         We are now focusing increased resources on developing our operational infrastructure. We are placing greater emphasis on developing internal production and fulfillment systems and marketing infrastructure to distribute the Wave System. We will also increase the resources available to WaveNet to adapt to changing market requirements. We plan to expand WaveNet to handle more end users, to implement more sophisticated pricing methodologies and to add greater financial system flexibility.

RECENT DEVELOPMENTS

         In April 1999, we joined with Sarnoff Corporation to announce the formation of a new joint venture, WaveXpress. WaveXpress aims to provide secure data broadcast architecture, infrastructure and content services to broadcasters and content providers. WaveXpress is developing technology and services that will allow content providers to send electronic content to properly equipped PCs by utilizing unused bandwidth in the Digital Television (DTV) spectrum. Consumers will be able to purchase this electronic content directly through a secure network connection, thus enabling a significant new revenue stream for broadcasters.

         We also announced, in April 1999, the first fee-free internet commerce service for digital content distribution. MyPublish will allow individuals and small businesses to harness the Internet to publish, promote, and sell various types of electronic content, such as newsletters, subscriptions, images, audio, video, and software. MyPublish is a complete, simple-to-use community commerce solution that can be easily integrated into any Web service.

         On July 27, 1999, we completed the acquisition of N*ABLE Technologies, Inc., a security solutions company that produces hardware-based security solutions for the protection of sensitive user data within network client systems, including a hardware-based security co-processor that manages the secure transfer of payment or sensitive personal information to and from desktop computers.. We paid the shareholders of N*ABLE the aggregate consideration of 2,781,263 shares of Common Stock (subject to certain post-closing adjustments) for their shares. The closing price per share of Common Stock as of July 27, 1999 was $10.38. Founded in 1996, N*ABLE is located in Danvers, Massachusetts, with offices in Cupertino, California and Bouguenais, France. The transaction was accounted for under the pooling-of-interests method of accounting.

         In September 1999, we entered into an agreement with Cyber-COMM, a banking consortium led by France's largest banks, to license our EMBASSY technology for the development of a European network of enhanced smart card readers, to be used for conducting various types of e-commerce.

         In November 1999, we launched CharityWave, a free online charitable contribution service that guarantees participating non-profit organizations 100 percent of all monies donated. Through CharityWave, visitors to the Web sites of participating charities can make instant secure donations electronically, at any hour. CharityWave is initially providing this service to thirty prominent charities, including United Way International, National Wildlife Federation, National Conference for Community and Justice, National Center for Missing and Exploited Children, and World Monuments Fund.

EMPLOYEES

         As of November 16, 1999, we employed 140 full-time employees, 74 of whom were involved in sales, marketing and administration and 66 of whom were involved in research and development. As of November 16, 1999, we employed 36 full-time consultants, who are reflected in the foregoing figures. We believe our employee relations are satisfactory.

PROPERTIES

         We lease a 10,748 square foot facility for our executive offices and to house the WaveNet installation, administration, and customer support operations in Lee, Massachusetts at a monthly rent of $5,598, with a monthly charge of $2,123 for common costs. The Lee, Massachusetts lease will expire during February 2001. We lease offices in New York, New York, at a monthly rent of $12,000, which is scheduled to expire in May 2001. We lease offices in Danvers, Massachusetts at a base rent of $4,826 with a monthly payment for utilities and taxes of $357 and is scheduled to expire in September 2002. We lease a 21,637 square foot facility in Princeton, New Jersey at a monthly base rent of $39,758 with a monthly payment for utilities which is approximately $2,308 per month. This lease is scheduled to expire during December 2002. In Cupertino, California we lease a 12,329 square foot facility at a monthly base of $40,710 and is scheduled to expire in October 2002. Our principal research and development activities are conducted at the Princeton and Cupertino facilities. We lease a 2,728 square foot facility in San Jose, California for $6,138 per month, which is scheduled to expire in December 2001.

LEGAL PROCEEDINGS

         From time to time, we are party to litigation arising in the ordinary course of business. We believe that no pending legal proceeding will have a material adverse effect on our business, financial condition or results of operations.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

NOTE RECEIVABLE FROM DIRECTOR/OFFICER

         On November 16, 1992, we made a personal loan to Mr. Peter J. Sprague, our Chairman and Chief Executive Officer, as evidenced by a note for $150,000, which sum was due and payable to us on January 16, 1993 and which bore interest at the rate of ten percent per annum. On the due date, the note was canceled and the total amount owed was "rolled-over" into a new note, dated May 12, 1993 for $150,000, plus accrued interest. The note is due on demand by us and accrues interest at the rate of ten percent per annum. On April 22, 1993, we made an additional loan to Mr. Peter Sprague for $23,175 as evidenced by a promissory note, which is due on demand by us and which bears interest at a rate of ten percent per annum. All of these loans were made to Mr. Sprague for personal reasons. As part of Mr. Sprague's $150,000 bonus for 1998, $75,000 was applied against his indebtedness to us. As of September 30, 1999, Mr. Sprague's aggregate indebtedness (including accrued interest) to us under the notes totaled $152,955.25. No demand for payment has been made as of the date hereof. The notes are secured by a pledge of 67,000 shares of Class B common stock.

COMPENSATION TO STEVEN SPRAGUE

         Steven Sprague received aggregate compensation of $327,500, $267,500 and $131,666 for services rendered to us in 1998, 1997 and 1996, respectively. Steven Sprague is the son of Mr. Peter J. Sprague, our Chairman and Chief Executive Officer.

COMPENSATION TO MICHAEL SPRAGUE

         Michael Sprague received aggregate compensation of $112,500 and $27,500 for services rendered to us in 1998 and 1997, respectively. Michael Sprague is the son of Mr. Peter J. Sprague, our Chairman and Chief Executive Officer.

AMENDED AND RESTATED LICENSE AGREEMENT AND ASSIGNMENT

         Pursuant to an Amended and Restated License Agreement, dated February 14, 1994, and related Patent Assignment and Security Agreement, Mr. Peter J. Sprague assigned his interest in a patent for the metering and usage of serial data information to us in exchange for a non-terminable royalty interest. We have agreed to pay royalties to Mr. Sprague in an amount equal to 2% of the gross revenues (less actual amounts paid to information, database and content providers, hardware manufacturers and suppliers, search and retrieval software suppliers, consolidators of information and network providers) derived from our technology based on the patent. The royalty payments are allocated 75% to Mr. Sprague and 25% to one of our former officers, and are secured by a security interest in the patent.

                                      -36-
                            SELLING SECURITY HOLDERS

         An aggregate of 4,738,703 shares of Class A common stock are being registered in this offering for the account of the selling stockholders. Of these shares, 2,090,954 shares were originally issued in a private placement completed in March 1999. We granted registration rights with respect to these shares. We agreed to bear expenses, other than fees and expenses of counsel to the selling stockholders, in connection with the registration and sale of these shares. See "Plan of Distribution."

         The following table sets forth the names of the selling stockholders, the number of shares of Class A common stock each of the selling stockholders beneficially owns, the number of shares which may be offered for resale pursuant to this prospectus, and the number of shares that will be owned by each selling stockholders after the completion of this offering.

         As of November 18, 1999, there were 38,309,089 shares of Class A common stock outstanding. The shares offered by this prospectus may be offered from time to time, in whole or in part, by the selling stockholders or their transferees. No selling stockholders has held any position nor had any material relationship with us or our affiliates during the past three years, except where noted.

         The information included below is based upon information provided by the selling stockholders. Because the selling stockholders may offer all, some or none of their shares, we cannot provide a definitive estimate as to the number of shares that the selling stockholders will hold after the offering.

         Beneficial ownership is calculated in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person, and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or become exercisable within 60 days following March 30, 1999 are deemed outstanding. However, these shares are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

                                                                                                         Shares Beneficially
                                                                          Shares                           Owned After the
                                                                       Beneficially                           Offering
                                                                      Owned Prior to     Shares Being   ----------------------
                      Selling Security Holder                          the Offering        Offered        Number     Percent
--------------------------------------------------------------        --------------     ------------   ----------  ----------
Aladdin Knowledge Systems, Ltd. (1)...........................         2,531,307         1,216,136      1,315,171     4.2%
Carriage Partners LLC (2).....................................           456,818           456,818           -          -
Craig Mudge (3)...............................................             3,093             3,093           -          -
Bruce Schneier (4)............................................             1,031             1,031           -          -
Lora Lee Professional Recruiters, Inc. (5)....................            15,000            15,000           -          -
Jaffoni & Collins Incorporated (6)............................            17,500            17,500           -          -
William Morris Agency, Inc. (7)...............................           150,000           150,000           -          -
Carl A. Artopoeus/Artopoeus Capital Management (8)............            56,667            56,667           -          -
Barry Eskanos (9).............................................            28,333            28,333           -          -
Combination, Inc. (10)........................................           150,000           150,000           -          -
Southeast Interactive Technology Fund, LLC (11)...............           330,671           330,671           -          -
Barrant V. Merrill (12).......................................             3,000             3,000           -          -
Balestra Capital Partners LP (12) (13)........................           655,000            20,000        635,000     2.0
Endeavor Asset Management, LP (12)............................            15,000            15,000           -          -
Clarion Capital Corporation (12) (14).........................            31,818            31,818           -          -
Clarion Offshore Fund Ltd. (12) (14)..........................            13,000            13,000           -          -
Clarion Partners, L.P. (12) (14)..............................            46,091            46,091           -          -
Fidelity National Title Insurance Company Of New York (12)....           125,000           125,000           -          -

                                      -37-

Bogner Regis, Inc. (12).......................................            10,000            10,000           -          -
Stuart G. Gauld (12)..........................................            11,000            11,000           -          -
Cascade Capital Partners, L.P. (12)...........................           165,200           165,200           -          -
Job & Co. (12)................................................            12,800            12,800           -          -
Gryphon Offshore Fund (12)....................................            22,000            22,000           -          -
Anthony Kamin (12)............................................             5,000             5,000           -          -
Lancaster Investment Partners, L.P. (12)......................            50,000            50,000           -          -
Loy D. Martin (12)............................................            10,000            10,000           -          -
Gary Rosenbach (12)...........................................            65,000            65,000           -          -
Gary W. Ross (12).............................................             9,000             9,000           -          -
Trellus Partners, L.P. (12)...................................           100,000           100,000           -          -
V/F Skagen Global (12)........................................            50,000            50,000           -          -
The Brooks Revocable Trust, Evan Brooks & Violet Brooks,                                                     -          -
  Trustees (12)...............................................            25,000            25,000
David C. Brown (12)...........................................           100,000           100,000           -          -
M. Jay Walkingshaw (12).......................................            10,000            10,000           -          -
Whitney Partners, LP (12).....................................           150,000           150,000           -          -
Huey Lewis SSB Keogh Custodian AKA Hugh Cregg (12)............             3,500             3,500           -          -
Cregg Conroy Revocable Trust, Hugh Cregg and                                                                 -          -
  Sidney Conroy, Trustees (12)................................               500               500
Security Trust Co FBO:  Paul Dragul, MD (12) (15).............            15,000            13,000          2,000       *
Security Trust Co FBO:  J. Glen McLeod (12) (16)..............            10,000             7,000          3,000       *
Todd Kenck (12) (17)..........................................             2,000             2,000           -          -
K.C. Stone (12) (17)..........................................             3,000             3,000           -          -
John C. Coleman, Jr. (12) (17)................................            10,000            10,000           -          -
Donald Padou (12) (17)........................................            10,000            10,000           -          -
Richard H. Osgood (12) (17)...................................            10,000            10,000           -          -
Stephen J. Massocca (12) (17).................................            70,000            70,000           -          -
Stephen Olson (12) (17).......................................             3,500             3,500           -          -
Apodaca Investment Group (12) (18)............................            50,000            50,000           -          -
Special Situations Private Equity Fund, LP (12)...............            50,000            50,000           -          -
Commerzbank AG (12)...........................................           454,545           454,545           -          -
Marcuard Cook & Cie S.A. (12).................................            50,000            50,000           -          -
Paul Burrowes (12)............................................            25,000            25,000           -          -
Security Trend Partners (12)..................................            25,000            25,000           -          -
Veritas SG Investment Trust GMBH (12).........................           100,000           100,000           -          -
Gruber & Mcbaine International (12)...........................            11,000            11,000           -          -
Jon D. Gruber (12)............................................             6,500             6,500           -          -
Donaghy Inc. (12).............................................             2,000             2,000           -          -
Hare & Co. for Trustees of Hamilton College (12)..............             2,000             2,000           -          -
Karl Matthies & Deborah Matthies Community Properties (12)....             1,500             1,500           -          -
Lagunitas Partners, LP (12)...................................            27,000            27,000           -          -
Edgar L. Ball (12)............................................            20,000            20,000           -          -
Thomas J. Niedermeyer, Jr. (12)...............................             5,000             5,000           -          -
Hollis Capital (12)...........................................            50,000            50,000           -          -
Porter Partners, LP (12)......................................            30,000            30,000           -          -
Internet Technology Group PLC (19)............................           200,000           200,000           -          -
Weeden Brothers (20)                                                      22,500            22,500           -          -

     TOTAL....................................................         6,693,874         4,738,703      1,955,171     5.1%

--------------
 * less than 1%
(1) Includes shares held and (i) 1,216,136 shares issuable, at an exercise price of $1.70 per share, upon exercise of a warrant issued to Aladdin on July 18, 1997 in connection with a technology license agreement; and (ii) shares issuable upon exercise of a warrant granted to Aladdin on July 18, 1997 in connection with a technology license agreement. The second warrant provides Aladdin with the right to acquire 7% of the Class A common stock on a fully diluted basis for the average closing price for the 15 trading days prior to exercise. During June of 1998, Aladdin exercised a portion of the second warrant to purchase 1,000,000 shares and still has the right to acquire shares approximating 3.45% of the Class A common stock. During the third quarter of 1997, we entered into a license agreement with Aladdin, an Israeli company, for technology and in-process research and development related to Aladdin's proprietary persistent encryption system. Under the terms of the Aladdin license agreement, we are prohibited from using any other encryption technology for the first five years of the license.

(2) Includes (i) 181,818 shares held and (ii) 275,000 shares issued upon exercise of a warrant sold to Carriage Partners, LLC as full payment for a $2,000,000 promissory note.

(3) Includes 3,093 shares issued to Dr Mudge as partial payment for consulting services rendered during 1998, the balance of which was paid in cash.

(4) Includes 1,031 shares issued to Mr. Schneier as partial payment for consulting services rendered during 1998, the balance of which was paid in cash.

(5) Includes 15,000 shares issued to Lora Lee Professional Recruiters, Inc. as payment for professional placement and consulting services rendered during 1998.

(6) Includes 17,500 shares issued to Jaffoni & Collins Incorporated as payment for investor relations and consulting services rendered during 1998.

(7) Includes 150,000 shares issued to William Morris Agency, Inc. as payment for investor relations and consulting services rendered during 1998.

(8) Includes 56,667 shares issued to Carl A. Artopoeus and Artopoeus Capital Management as payment on January 25, 1999 for a legal settlement.

(9) Includes 28,333 shares issued to Barry Eskanos as payment on January 25, 1999 for a legal settlement.

(10) Includes 150,000 shares issued upon exercise of warrants at $1.38 per share, granted to Combination, Inc., associated with the placement of our Series G Preferred Stock on March 6, 1998.

(11) Includes 278,947 shares issued upon conversion of a warrant issued on October 18, 1998 to Southeast Interactive Technology Fund, LLC pursuant to a convertible note.

(12) These selling stockholders received all of these shares (except where otherwise indicated) from a private sale of a total of 2,090,954 shares on March 30, 1999, at a price of $11.00 per share, for the aggregate purchase price of $23,000,494. These shares were sold to a group of accredited investors pursuant to Regulation D promulgated under the Act.

(13) Of the 655,000 shares reported, Balestra Capital Partners LP beneficially owns 60,000 shares, including 20,000 shares purchased in the offering referenced in note 13 above. Also includes 595,000 shares over which Balestra Capital Partners LP has investment power.

(14) Morton A. Cohen has sole voting and investment power for each of Clarion Capital Corporation, Clarion Offshore Fund Ltd. and Clarion Partners, L.P. Mr. Cohen is Chairman of Clarion Capital Corporation and the investment manager for Clarion Offshore Fund Ltd. and Clarion Partners, L.P.

(15) Of the 15,000 shares reported, Dr. Dragul acquired 13,000 shares in the offering referenced in note 12 above.

(16) Of the 10,000 shares reported, Mr. McLeod acquired 7,000 shares in the offering referenced in note 12 above.

(17) Each of Todd Kenck, K.C. Stone, John C. Coleman, Jr., Donald Padou, Richard
     H. Osgood, Stephen J. Massocca and Stephen Olson are affiliates of Pacific Growth Equities, Inc., which acted as placement agent for the private placement referenced in note 12 above.

(18) Of the 50,000 shares reported, 28,000 shares are beneficially owned by Apodaca Investment Partners and 22,000 shares are beneficially owned by Apodaca Investment Offshore.

(19) Includes 200,000 shares issued upon the exercise of a warrant issued to Internet Technology Group PLC at an exercise price of $1.75 per share in connection with the formation of a joint venture to promote and commercialize the Wave technology in certain European and Middle Eastern markets.

(20) Includes 22,500 shares issued upon the exercise of a warrant issued to Weeden Brothers in connection with a private placement transaction in 1994.

                              PLAN OF DISTRIBUTION

         We are registering the shares of Class A common stock offered in this prospectus on behalf of the selling stockholders. As used in this prospectus, the term selling stockholder includes pledgees, donees, transferees or other successors-in-interest selling shares received from a selling stockholder as a gift, partnership or liquidating distribution or other non-sale related transfer after the date of this prospectus. We will pay all expenses of registration of the shares offered, except for taxes or underwriting fees, discounts, selling commissions and legal fees of selling stockholders. Each selling stockholder will pay any brokerage commissions and similar selling expenses attributable to the sale of the shares. We will not receive any of the proceeds from the sale of the shares by the selling stockholder.

         The selling stockholders may sell the shares from time to time in one or more types of transactions, including block transactions, on one or more exchanges, in the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the shares, through short sales of the shares, or a combination of these methods of sale. The selling stockholders may sell their shares at market prices prevailing at the time of sale, or at negotiated prices.

         The selling stockholders may use brokers or dealers to sell their shares. As of the date of this prospectus, we have not been advised by any selling stockholders that he, she or it has made any arrangements as to the distribution of shares covered by this prospectus.

         The selling stockholders may sell their shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. These broker- dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares for whom broker-dealers may act as agents or to whom they sell as principal, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions.

         The selling stockholders and any broker-dealers that act in connection with the sale of the shares might be deemed to be "underwriters" as the term is defined in Section 2(11) of the Securities Act of 1933. Consequently, any commissions received by these broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act of 1933.

         Because the selling stockholders may be deemed to be "underwriters" as defined in Section 2(11) of the Securities Act of 1933, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act of 1933, as amended.

         A selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that he, she or it meets the criteria and conforms to the requirements of that Rule.

         Upon being notified by a selling stockholder that he, she or it has entered into any material arrangement with a broker-dealer for the sale of the shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act of 1933, regarding the plan of distribution.

         We have agreed to indemnify certain of the selling stockholders against certain liabilities, including liabilities arising under the Securities Act of 1933, or to contribute to payments which these selling stockholders may be required to make in respect hereof. These selling stockholders have agreed to indemnify us against certain liabilities, including liabilities arising under the Securities Act of 1933, as amended.

                                  LEGAL MATTERS

         The validity of the securities offered hereby will be passed upon for Wave Systems by Bingham Dana LLP, New York, New York.

                                     EXPERTS

         The consolidated financial statements of Wave Systems Corp. and Subsidiaries (a development stage corporation) as of December 31, 1998 and 1997, and for each of the years in the three-year period ended December 31, 1998 have been included herein by reference and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

         We are subject to the periodic filing requirements of the Securities Exchange Act of 1934. Further to our obligations under the Exchange Act, we file reports, proxy and information statements and other information with the Securities and Exchange Commission. These reports, proxy and information statements and other information may be inspected and copied at the public reference facilities of the Securities and Exchange Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Regional Offices of the Securities and Exchange Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of these materials also can be obtained from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of prescribed fees. The Securities and Exchange Commission also maintains a site on the World Wide Web that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission (including Wave systems). The address of this site is http://www.sec.gov.

         We have filed a registration statement on Form S-1, as amended on Form S-3, with the Securities and Exchange Commission to register under the Securities Act of 1933 the securities that this prospectus offers. In accordance with the rules and regulations of the Securities and Exchange Commission, portions of the registration statement have been omitted from this prospectus. Therefore, this prospectus contains only some of the information in the registration statement. If you would like more information about Wave Systems and the securities this prospectus offers, please refer to the registration statement, which is on file at the offices of the Commission. You may obtain copies of these documents upon payment of the fee, or you may examine them without charge at the offices or via the Web site. When we discuss other documents in this prospectus, we may not provide all of the information about or contained in those other documents. You should not rely upon this prospectus to provide a complete discussion of the contents of other documents. You should refer to those other documents yourself. Whenever we discuss the contents of other documents, we qualify our statements in all respects by reference to the applicable documents on file with the Commission.

         In addition to historical information, this prospectus and the registration statement contain forward-looking statements within the meaning of the Securities Litigation Reform Act of 1995. These statements and projections about the future involve risks and uncertainties. As a result, we may not be able to accurately predict the future and our actual results may turn out to be materially different from what we anticipate and discuss in this prospectus. In addition, we operate in an industry segment where securities prices may fluctuate dramatically and may be influenced by regulatory and other factors beyond our control. We discuss some of the factors which we believe to be important in the cautionary statements that accompany the forward-looking statements and in the risk factors section of this prospectus, as well as in the risk factors detailed in the other filings we have made with the Securities and Exchange Commission during the past 12 months. Whenever you assess a forward-looking statement in this prospectus, we urge you to read carefully all of the risk factors and cautionary statements in this prospectus, as well as those in our other filings with the Securities and Exchange Commission.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The SEC allows us to incorporate into this prospectus information we file with the SEC in other documents. The information incorporated by reference is considered to be part of this prospectus and information we later file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 until all of the shares of common stock that are part of this offering have been sold. The documents we have incorporated by reference are:

         our Annual Report on Form 10-K for the year ended December 31, 1998;

         our Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999;

         our Current Report on Form 8-K filed with the SEC on August 12, 1999, as amended on October 13, 1999;

         our Proxy Statement, filed with the SEC on October 26, 1999; and

         the description of our common stock contained in our Registration Statement on Form 8-A.

         You may request a copy of these filings at no cost by writing or telephoning Wave Systems Corp., 480 Pleasant Street, Lee, Massachusetts 01238,
(413) 243-1600.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENTS AND SCHEDULES

     EXHIBIT NO.          DESCRIPTION OF EXHIBIT
     -----------          ----------------------

          5      --       Opinion of Bingham Dana LLP with respect to the
                          legality of the shares being offered (incorporated by reference to Exhibit 5 of the Registrant's
                          Pre-Effective Amendment No. 1 to the Registration
                          Statement on Form S-1 filed on June 11, 1999, File No.
                          333-76103)

         23.1    --       Consent of Bingham Dana LLP (included as part of
                          Exhibit 5 hereto)

         23.2    --       Consent of KPMG LLP, Independent Certified Public
                          Accountants, with respect to Wave Systems Corp.

         23.3    --       Consent of KPMG LLP, Independent Certified Public
                          Accountants, with respect to N*Able Technologies Inc.



------------------

(b) Financial Statement Schedules:

         All schedules have been omitted since they are either not required or not applicable.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Lee, Commonwealth of Massachusetts, on the 15th day of December, 1999.

                                            Wave Systems Corp.

                                            By:/s/ Peter J. Sprague
                                               ----------------------------
                                            Name:  Peter J. Sprague
                                            Title: Chairman and Chief Executive
                                                   Officer


         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

             SIGNATURE                                    TITLE                             DATE
             ---------                                    -----                             ----
       /s/ Peter J. Sprague                  Chairman and Chief Executive             December 15, 1999
-----------------------------------                     Officer
         Peter J. Sprague

              /s/ *                       President, Chief Operating Officer          December 15, 1999
-----------------------------------                  and Director
          Steven Sprague

              /s/ *                                    Director                       December 15, 1999
-----------------------------------
       John E. Bagalay, Jr.

              /s/ *                                    Director                       December 15, 1999
-----------------------------------
          Philippe Bertin

              /s/ *                                    Director                       December 15, 1999
-----------------------------------
           George Gilder

              /s/ *                                    Director                       December 15, 1999
-----------------------------------
     John E. McConnaughy, Jr.

              /s/ *                         Senior Vice President, Finance            December 15, 1999
-----------------------------------       and Administration, Chief Financial
         Gerard T. Feeney                  Officer and Secretary  (Principal
                                                 Accounting Officer)

*  /s/  Peter J. Sprague   as attorney-in-fact
-------------------------
  Peter J. Sprague

                                      II-2